April 10, 2009

VIA U.S. MAIL AND FACSIMILE

Manda Ghaferi, Esq.
AIG SunAmerica Life Assurance Company
1 SunAmerica Center
Los Angeles, CA 90067-6022

      Re: FS Variable Separate Account – Polaris Platinum III
              First SunAmerica Life Insurance Company
              Initial Registration Statement on Form N-4
              File Nos. 333-157198 & 811-08810

Dear Ms. Ghaferi:

The staff has reviewed the above-referenced registration statement, which the Commission received on February 9, 2009. We have given the registration statement a full review. Based on our review, we have the following comments (page numbers refer to the courtesy copy):

1.   <u>Highlights</u>, page 4

    a. Please revise the discussion, under the headings Expenses or Access to Your Money, to reflect the ability of an owner to make withdrawals pursuant to the Free Withdrawal Provision under the contract.

    b. Please reference Appendix C specifically in the cross-reference to the appendix listing state contract availability and state contract variations.

2.   <u>Fee Tables</u>, page 5

    a. Footnote 2, which describes the Withdrawal Charge Schedule, should reference the ability to take free withdrawals under the contract.

    b. Please remove "or" from between the two optional death benefits under the Separate Account Annual Expenses section of the table.

   c. Please revise Footnote 5 to clarify that the Optional Combination HV & Roll-Up Death Benefit has the highest fee of the optional death benefits.

   d. Please update the underlying fund expenses table.

   e. Please revise Footnote 6 disclosure to use the defined term "Purchase Payments" instead of Purchase.

   f. Please revise Footnotes 6 and 7 to consistently use the capitalized term Excess Withdrawals.

3. <u>Optional Living Benefits</u>, pages 21+

   a. At the beginning of this disclosure, please include the name of each of the three living benefits and state clearly that these are guaranteed minimum withdrawal features.

   b. For each of the optional living benefits, please include plain English disclosure as to the purpose of the optional feature. In addition, please add disclosure to clearly distinguish each feature from the other living benefits offered under the contract.

   c. Please consider additional prospectus disclosure describing the relationship between guarantees in connection with the living benefits, or other contract guarantees, and the claims paying ability of the company and its general account.

4. <u>General</u>

If you intend to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, please provide a statement to that effect in the prospectus as required by the rule.

5. <u>General Account</u>

Please consider additional prospectus disclosure describing the relationship between guarantees associated with living benefits, or other contract guarantees, and the claims paying ability if the company and its general account.

6. <u>Tandy Representations</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

7.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products